Exhibit 97.1

707 CAYMAN HOLDINGS LIMITED

COMPENSATION RECOUPMENT POLICY

I.	Purpose and Scope

The Board of Directors (the “Board”) believes that it is in the best interests of 707 Cayman Holdings Limited (the “Company”) and its stockholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this compensation recoupment policy (the “Policy”), which provides for the recovery of erroneously awarded incentive compensation from the Company’s executive officers in the event of a Triggering Event (as defined below).

II.	Administration

This Policy is designed to comply with Section 10D of the Exchange Act, Rule 10D-1, Nasdaq Listing Rule 5608 and other regulations, rules and guidance of the Securities and Exchange Commission (the “SEC”) thereunder, and related securities regulations and regulations of the stock exchange or association on which Company’s common shares are listed. This Policy shall be administered by the Compensation Committee of the Board (the “Committee”).

Any determinations made by the Committee shall be final and binding. In addition, the Company shall file all disclosures with respect to this Policy in accordance with Rule 10D of the Exchange Act a4874-1799-9329.1nd Rule 10D-1 promulgated by the SEC thereunder, including the disclosures required by the applicable SEC regulations, and with the disclosure required by any rules or standards adopted by the national securities exchange on which the Company’s securities are listed. The Committee hereby has the power and authority to enforce the terms and conditions of this Policy and to use any and all of the Company’s resources it deems appropriate to recoup any excess Incentive Compensation subject to this Policy.

III.	Covered Executives

This Policy applies to the Company’s current and former Covered Executives, as determined by the Committee in accordance with Section 10D of the Exchange Act, Rule 10D-1 promulgated by the SEC thereunder and the listing standards of the national securities exchange on which the Company’s securities are listed.

IV.	Event That Triggers Recoupment Under This Policy

The Board or Committee will be required to recoup any excess Incentive Compensation “received” by any Covered Executive during the three (3) completed fiscal years (together with any intermittent stub fiscal year period(s) of less than nine (9) months resulting from Company’s transition to different fiscal year measurement dates) immediately preceding the date the Company is deemed (as determined pursuant to the immediately following sentence) to be required to prepare an accounting restatement of its financial statements (the “Three-Year Recovery Period”) irrespective of any fault, misconduct or responsibility of such Covered Executive for the accounting restatement of the Company’s financial statements. For purposes of the immediately preceding sentence, the Company is deemed to be required to prepare an accounting restatement of its financial statements on the earlier of: (A) the date upon which the Board or Committee, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Covered Accounting Restatement; or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare a Covered Accounting Restatement (a “Triggering Event”).

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V.	Excess Incentive Compensation: Amount Subject to Recovery

The amount of Incentive Compensation to be recovered shall be the excess of the Incentive Compensation “received” by the Covered Executive over the amount of Incentive Compensation which would have been received by the Covered Executive had the amount of such Incentive Compensation been calculated based on the restated amounts, as determined by the Committee. For purposes of this Policy, Incentive Compensation shall be deemed “received”, either wholly or in part, in the fiscal year during which any applicable Financial Reporting Measure is attained (or with respect to, or based on, the achievement of any Financial Reporting Measure which such Incentive Compensation was granted, earned or vested, as applicable), even if the payment, vesting or grant of such Incentive Compensation occurs after the end of such fiscal year. Amounts required to be recouped under this Policy will be calculated on a pre-tax basis.

It is specifically understood that, to the extent that the impact of the accounting restatement on the amount of Incentive Compensation received cannot be calculated directly from the information in the accounting restatement (for example, if such restatement’s impact on the Company’s share price is not clear), then such excess amount of Incentive Compensation shall be determined based on the Committee’s reasonable estimate of the effect of the accounting restatement on the share price or total shareholder return upon which the Incentive Compensation was received. The Company shall maintain documentation for the determination of such excess amount and provide such documentation to the Nasdaq Stock Market (“Nasdaq”) as may be required.

VI.	Method of Recovery

The Committee will determine, in its sole discretion, the methods for recovering excess Incentive Compensation hereunder, which methods may include, without limitation:

a.	requiring reimbursement of cash Incentive Compensation previously paid;

b.	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

c.	offsetting the recouped amount from any compensation otherwise owed or to be owed by the Company to the Covered Executive to the extent applicable;

d.	cancelling outstanding vested or unvested equity awards; and/or

e.	taking any other remedial and recovery action permitted by law, as determined by the Committee.

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VII.	Impracticability

The Committee shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Committee in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the stock exchange or association on which the Company’s securities are listed. It is specifically understood that recovery will only be deemed impractical if: (A) the direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered (before concluding that it would be impracticable to recover any amount of erroneously awarded Incentive Compensation based on the expense of enforcement, the Committee shall make a reasonable attempt to recover such erroneously awarded Incentive Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the stock exchange or association on which the Company’s common shares are trading); (B) recovery would violate home country law where that law was adopted prior to November 28, 2022 (before concluding that it would be impracticable to recover any amount of erroneously awarded Incentive Compensation based on violation of home country law, the Committee shall obtain an opinion of home country legal counsel, acceptable to the applicable stock exchange or association on which Company’s common shares are listed, that recovery would result in such a violation, and must provide such opinion to Nasdaq as may be required); or (C) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a), and the regulations promulgated thereunder.

VIII.	Other Recoupment Rights; Acknowledgement

The Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement, and any other legal remedies available to the Company. The Company shall provide notice and seek written acknowledgement of this Policy from each Covered Executive; provided, that the failure to provide such notice or obtain such acknowledgement shall have no impact on the applicability or enforceability of this Policy.

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IX.	No Indemnification or Company-Paid Insurance

The Company shall not indemnify any Covered Executives against the loss of any excess Incentive Compensation. In addition, the Company will be prohibited from paying or reimbursing a Covered Executive for premiums of any third-party insurance purchased to fund any potential recovery obligations.

X.	Amendment and Termination; Interpretation

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect and comply with further regulations, rules and guidance of the SEC, and rules of the stock exchange or association on which Company’s common shares are listed. The Board may terminate this Policy at any time. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. This Policy is designed and intended be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act, Rule 10D-1 and other regulations, rules and guidance of the SEC thereunder, and related securities regulations and regulations of the stock exchange or association on which Company’s common shares are listed. To the extent of any inconsistency between this Policy and such regulations, rules and guidance, such regulations, rules and guidance shall control and this Policy shall be deemed amended to incorporate such regulations, rules and guidance unless the Board or the Committee shall expressly determine otherwise. This Policy shall be applicable, binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives, to the fullest extent of the law.

XI.	Definitions

For purposes of this Policy, the following terms shall have the following meanings:

1.	“Board” means the Board of Directors of the Company.

2.	“Company” means 707 Cayman Holdings Limited

3.	A “Covered Accounting Restatement” is any accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws. A Covered Accounting Restatement includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as “Big R” restatements), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as “little r” restatements). A Covered Accounting Restatement does not include an out-of-period adjustment when the error is immaterial to the previously issued financial statements, and the correction of the error is also immaterial to the current period; a permitted retrospective application of a change in accounting principle or a required adoption of a new accounting policy; retrospective revision to reportable segment information due to a change in the structure of an issuer’s internal organization; retrospective reclassification due to a discontinued operation; retrospective application of a change in reporting entity, such as from a reverse recapitalization or reorganization of entities under common control; and retrospective revision for stock splits, reverse stock splits, stock dividends or distributions, or other changes in capital structure.

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4.	“Covered Executive” means any person who:

a.	Has received applicable Incentive Compensation:

i.	During the Three-Year Recovery Period; and
ii.	After beginning service as an Executive Officer; and

b.	Has served as an Executive Officer at any time during the performance period for such Incentive Compensation.

5.	“Effective Date” means the date the Policy is adopted by the Board.

6.	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

7.	“Executive Officer(s)” means an “executive officer” as defined in Exchange Act Rule 10D-1(d), and includes any person who is the Company’s Chief Executive Officer, President, Principal Financial Officer, Principal Accounting Officer (or if there is no such financial or accounting officer, the controller), any Vice President of the issuer in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company (with any executive officers of the Company’s parent or subsidiaries being deemed Covered Executives of the Company if they perform such policy making functions for the Company). All executive officers of the Company identified by the Board pursuant to 17 CFR 229.401(b) shall be deemed “Executive Officers”.

8.	“Financial Reporting Measure(s)” means any measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures, including share price and total shareholder return, and also including, but not limited to, financial reporting measures such as “non-GAAP financial measures” for purposes of Exchange Act Regulation G and 17 CFR 229.10, as well other measures, metrics and ratios that are not non-GAAP measures, such as same store sales. Financial Reporting Measures may or may not be included in a filing with the SEC, and may be presented outside the Company’s financial statements, such as in Management’s Discussion and Analysis of Financial Conditions and Results of Operations or the performance graph. Financial Reporting Measures include, without limitation:

a.	Company share price
b.	Total market capitalization
c.	Total shareholder return
d.	Revenue

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e.	Operating profitability
f.	Net income
g.	Earnings before interest, taxes, depreciation, and amortization (EBITDA)
h.	Liquidity measures such as working capital or operating cash flow
i.	Return measures such as return on invested capital or return on assets
j.	Earnings measures such as earnings per share
k.	Other operating measures applicable to the Company’s research and development and clinical trial activities

9.	“Incentive Compensation” means any compensation which (A) was approved, awarded or granted to, or earned by a Covered Executive while the Company has a class of securities listed on a national securities exchange or a national securities association, and (B) approved, awarded or granted to, or earned by the Covered Executive following on or after the Effective Date (including any award under any long-term or short-term incentive compensation plan of the Company, including any other short-term or long-term cash or equity incentive award or any other payment) that, in each case, is granted, earned, or vested based wholly or in part upon the attainment of any Financial Reporting Measure (i.e., any measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures, including share price and total shareholder return). Incentive Compensation may include (but is not limited to) any of the following:

a.	Annual bonuses and other short-term and long-term cash incentives
b.	Stock options
c.	Stock appreciation rights
d.	Restricted shares
e.	Restricted share units
f.	Performance shares
g.	Performance units

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